Filed by MIM Corporation pursuant to Rule 425
Under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: MIM Corporation
Commission File Number: 000-28740

This filing relates to a planned merger between MIM Corporation (“MIM”) and Chronimed Inc. (“Chronimed”), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the “Merger Agreement”), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, filed by MIM on August 9, 2004 and is incorporated by reference into this filing.

MIM Reports 31% Increase in Specialty Revenues and EPS of $0.09 for Second Quarter 2004

Merger with Chronimed Creates One of the Largest U.S. Specialty Pharmacies

     ELMSFORD, NY - August 9, 2004 - MIM Corporation (NASDAQ:MIMS) (CBOE:OQX) (PCX:OQX), a pharmaceutical healthcare organization, today reported second quarter 2004 results.

     Financial Highlights(1)

•	Second quarter Specialty revenues increased 31% over 2Q03
•	Second quarter Specialty and Mail prescriptions dispensed increased 29% over 2Q03
•	Second quarter PBM/Mail revenues increased 15% from 2Q03, excluding TennCare; and decreased 19% compared to 2Q03, including TennCare

     Richard H. Friedman, Chairman and Chief Executive Officer commented, “We are pleased with the quarter. Our two operating segments are performing well. The implementation of the Natural Living Acquisition has been successful and we continue to deliver substantial growth in our Specialty division. Additionally, we have expanded customer contracts and increased our national base through our strategy of developing local relationships.”

     Revenues for the second quarter of 2004 were $154.1 million compared to $161.2 million in the second quarter of 2003. Second quarter revenues increased 22% over the second quarter of 2003, excluding the revenue from TennCare PBM services and Synagis.(1)

     Second quarter Specialty revenues grew 31% to $60.4 million compared to $46.2 million for the same period last year. This increase includes the loss of $1.9 million in Synagis sales. Excluding the results from Synagis, the Specialty segment grew 36% over the prior year’s period.

     During the second quarter, the Company expanded its relationship with one of its customers to cover a larger geographic area. In return for this expansion, the Company provided certain pricing concessions. These concessions had a negative financial impact on the second quarter. The decline in earnings is expected to be recouped in the fourth quarter as volume from the expanded territories is achieved. This decision is expected to add to revenues and profitability in future quarters.

     Second quarter PBM Services segment revenues, which includes Mail Service, were $93.7 million compared to $115.0 million for the same period last year. Excluding TennCare PBM services, PBM revenues grew 15% in the current quarter compared to $81.7 million in the second quarter of 2003.(1)

     “As you know, today we announced a merger with Chronimed to create one of the largest specialty pharmacy businesses in the country,” added Mr. Friedman. “Combined annual revenues for the merged company are estimated to be $1.1 billion. We look forward to combining our established BioScrip brand with Chronimed and leveraging our strong PBM capability across Chronimed’s customer base.”

     Operating income for the second quarter was $3.5 million compared to $6.1 million for the second quarter of 2003. As previously reported, the second quarter of 2003 included $0.6 million in employee severance payments related to the loss of TennCare.

     Net income for the second quarter of 2004 was $1.9 million or $0.09 per diluted share compared to $3.5 million or $0.16 per diluted share for the second quarter of 2003.

     Chief Financial Officer James S. Lusk noted, “Earnings were strong for the quarter, despite the effect of certain pricing concessions on an expanded Specialty contract. Our balance sheet continues to be strong. We enter the Chronimed merger with little debt and a healthy cash flow. Our goal is to pay off the remainder of the line of credit from the Natural Living acquisition by first quarter 2005.”

     Cost of revenue for the second quarter was $137.3 million, compared with $142.0 million for the same period last year. Excluding the results from TennCare and Synagis, cost of revenue for the second quarter of 2003 was $109.7 million. (1)

     Gross profit for the quarter was $16.8 million or 10.9% compared to $19.3 million or 12.0% in the prior year’s period. Excluding the results from TennCare and Synagis, gross profit for second quarter 2003 was $16.4 million.(1) The decrease in gross margins reflects changes in the Company's product mix and overall industry trends.

     Selling, general and administrative expenses were $12.6 million for the second quarter of 2004 compared to $12.8 million for the same period a year ago. The second quarter of 2003 included $0.6 million in employee severance payments related to the loss of Tenncare.

     Revenues for the first half of 2004 were $302.2 million compared to $323.4 million for the first half of 2003. Revenues for the period increased 25% over the prior year’s first half, excluding the results from TennCare and Synagis.(1)

     Specialty revenues for the first half increased 18% to $118.2 million from $100.4 million for the period in 2003. First half Specialty revenues increased 36% over the same period in 2003, excluding the results from Synagis. (1)

     Revenues from PBM Services, which includes Mail, were $184.0 million for the first half of 2004, compared to $223.0 million in the 2003 period. Revenues from PBM Services grew 19% in the first half of 2004, excluding the results from TennCare. (1)

     Operating income for the first half was $7.3 million compared to $12.0 million for the same period in 2003. The first half of 2003 included $0.6 million in employee severance payments related to the loss of TennCare. Excluding the results of TennCare and Synagis and this severance charge, operating income for the first half of 2003 was $6.1 million. (1)

     Net income for the first half was $4.1 million or $0.18 per diluted share compared to $6.9 million or $0.31 per diluted share for the prior year’s period.

     Cost of revenue for the first half of 2004 was $268.4 million, compared with $285.5 million for the first half of 2003. Excluding the results from TennCare and Synagis, cost of revenue for the first half of 2003 was $210.5 million. (1)

     Gross profit for the first half of 2004 was $33.8 million or 11.2% compared to $37.9 million or 11.7% in the prior year’s period. Excluding the results from TennCare and Synagis, gross profit for the first half of the prior year was $31.4 million. (1)

     Selling, general and administrative expenses for the first half of 2004 increased to $25.1 million from $25.0 million for the same period in 2003. Last year included $0.6 million in employee severance payments related to the loss of Tenncare.

     Inventory turns remained strong for the quarter at 46. Days sales outstanding decreased to 40 days at June 30, 2004 from 41 days at March 31, 2004.

     The Company generated $4.0 million in operating cash flow for the quarter. This includes a rebate payment of $2.5 million to Tenncare MCO’s in the second quarter. Stockholders’ equity for the first half of 2004 increased to $112.2 million from $107.2 million at the end of 2003.

      “We are excited about prospects for the merger with Chronimed. We believe it is a winning combination for customers and shareholders, as we combine our individual strengths into a stronger, customer centric and profitable business,” stated Mr. Friedman. “Our businesses are complimentary and distinct. In a rapidly growing and fragmented industry, the combined companies cover a larger piece of the market and offer more access to complete pharmacy and pharmacy services solutions.”

     “In conclusion, we will continue to deliver on our strategic initiatives throughout this year and next. We feel confident that with the management team we have in place and the newly combined entity, we will be able to focus on our primary goal of executing against our benchmarks and delivering shareholder value.”

     MIM will host a conference call to discuss results today at 6:00 PM ET. Interested parties may participate in the conference call by dialing 800-288-8976 (US), or 612-332-0637 (International), 5-10 minutes prior to the initiation of the call. A replay of the conference call will be available from 9:30 PM ET on August 9 through 11:59 AM ET on August 16, by dialing 800-475-6701 (US), or 320-365-3844 (International), and entering access code 740878. A webcast of the conference call will also be available under the investor information section of the MIM website, www.mimcorporation.com.

MIM Corporation (www.mimcorporation.com) is a pharmaceutical healthcare organization delivering innovative pharmacy benefit and healthcare solutions that provide results beyond expectations. We excel by harnessing our clinical expertise, sophisticated data management, and therapeutic fulfillment capability, and combine it with our dedicated, responsive team of professionals that understands our partners’ needs. The result is cost-effective solutions enhancing the quality of patient life.

Forward Looking Statements
This press release may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of the Company, its directors, or its officers with respect to the future operating performance of the Company. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the Company’s periodic filings with the Securities and Exchange Commission.

Additional Information and Where to Find It
This press release may be deemed to be solicitation material in respect of the merger of MIM andChronimed. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF MIM ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of MIM. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from MIM Investor Relations at 100 Clearbrook Road, Elmsford, NY 10523.

Participants In Solicitation
MIM and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of merger. Information concerning MIM’s participants is set forth in the proxy statement, dated April 23, 2004, for MIM’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of MIM in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Contacts:

James S. Lusk	Rachel Levine
Executive Vice President/Chief Financial Officer	Investor Relations
MIM Corporation	The Anne McBride Co.
914-460-1648	212-983-1702 x.207
Email: jlusk@mimcorporation.com	Email: rlevine@annemcbride.com

(1)	See Table of Reconciliation for the differences between the non-GAAP financial measures and the most directly comparable GAAP measures. As required by Regulation G, the Company has provided a quantitative comparison between the GAAP and disclosed non-GAAP financial measures. The non-GAAP measures presented provide important insight into the ongoing operations and a meaningful comparison of revenue, gross profit, selling, general and administrative expenses, operating income, net income and earnings per share.

FINANCIAL TABLES AND SUPPLEMENTAL DATA FOLLOW

MIM Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share amounts)

	June 30, 2004	December 31, 2003

ASSETS	(Unaudited)
Current assets
Cash and cash equivalents	$2,499	$9,428
Receivables, less allowance for doubtful accounts of $3,673 and
$3,870 at June 30, 2004 and December 31, 2003, respectively	66,338	60,861
Inventory	7,657	8,553
Prepaid expenses and other current assets	1,497	2,160
Short term deferred taxes	2,183	3,235

Total current assets	80,174	84,237

Property and equipment, net	4,558	5,247
Long term deferred taxes, net	4,554	4,554
Other assets and investments	471	514
Goodwill, net	70,983	61,085
Intangible assets, net	19,111	15,554

Total assets	$179,851	$171,191

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of capital lease obligations	$237	$399
Line of credit	10,585	-
Accounts payable	16,710	16,857
Claims payable	30,158	27,359
Payables to plan sponsors	2,636	11,228
Accrued expenses and other current liabilities	7,283	8,111

Total current liabilities	67,609	63,954

Capital lease obligations, net of current portion and other current liabilities	-	35

Total liabilities	67,609	63,989

Stockholders’ equity
Common stock, $.0001 par value; 40,000,000 shares authorized,
22,266,658 and 22,101,827 shares issued and outstanding at
June 30, 2004, and December 31, 2003, respectively	2	2
Treasury stock, 2,198,076 shares at cost at June 30, 2004
And December 31, 2003	(8,002)	(8,002)
Additional paid-in capital	130,497	129,583
Accumulated deficit	(10,255)	(14,381)

Total stockholders’ equity	112,242	107,202

Total liabilities and stockholders’ equity	$179,851	$171,191

MIM Corporation and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share amounts)

	For the three months ended June 30,

	2004	2003

Revenue	$154,125	$161,230
Cost of revenue	137,275	141,955

Gross profit	16,850	19,275

Selling, general & administrative expenses	12,607	12,753

Amortization of intangibles	768	447

Income from operations	3,475	6,075

Interest income (expense), net	(231)	(215)

Income before taxes	3,244	5,860

Provision for income taxes	1,298	2,344

Net income	$1,946	$3,516

Weighted average number of shares outstanding:
Basic	22,214	21,969
Diluted	22,780	22,459

Earnings per share (basic)	$0.09	$0.16
Earnings per share (diluted)	$0.09	$0.16

     MIM Corporation and Subsidiaries
Consolidated Statements of Operations
(In thousands, except per share amounts)

	For the six months ended June 30,

	2004	2003

Revenue	$302,178	$323,381
Cost of revenue	268,364	285,505

Gross profit	33,814	37,876

Selling, general & administrative expenses	25,102	24,981

Amortization of intangibles	1,408	893

Income from operations	7,304	12,002

Interest income (expense), net	(427)	(467)

Income before taxes	6,877	11,535

Provision for income taxes	2,751	$4,614

Net income	$4,126	$6,921

Weighted average number of shares outstanding:
Basic	22,187	22,263
Diluted	22,724	22,680

Earnings per share (basic)	$0.19	$0.31
Earnings per share (diluted)	$0.18	$0.31

MIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	For the six monthsended June 30,

	2004	2003

	(Unaudited)
Cash flows from operating activities:
Net Income	$4,126	$6,921
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,453	2,700
Issuance of stock to employees	44	201
Provision for losses on receivables	776	845
Changes in assets and liabilities, net of acquired assets:
Receivables, net	(3,683)	(1,026)
Inventory	1,681	2,671
Prepaid expenses and other current assets	768	1,212
Accounts payable	(3,278)	(297)
Claims payable	2,799	1,108
Payables to plan sponsors and others	(8,592)	(7,264)
Accrued expenses and other current and non current liabilities	103	3,110

Net cash (used in) provided by operating activities	(2,803)	10,181

Cash flows from investing activities:
Purchases of property and equipment, net of disposals	(355)	(756)
Costs of acquisitions, net of cash acquired	(14,256)	--
(Increase) decrease in other assets	(24)	133

Net cash used in investing activities	(14,635)	(623)

Cash flows from financing activities:
Borrowings on line of credit	10,585	(4,608)
Purchase of treasury stock	--	(5,068)
Proceeds from exercise of stock options	588	107
Principal payments on short term debt	(467)	--
Principal payments on capital lease obligations	(197)	(320)

Net cash provided by (used in) financing activities	10,509	(9,889)

Net decrease in cash and cash equivalents	(6,929)	(331)

Cash and cash equivalents—beginning of period	9,428	5,751

Cash and cash equivalents—end of period	$2,499	$5,420

MIM Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	For the six months ended June 30,

	2004	2003

	(Unaudited)
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$387	$235

Cash paid during the period for income taxes	$1,810	$1,167

SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION:

Increase in equity from change in deferred tax assets	$282	$321

Supplemental Data
(In thousands, except per Rx amounts)

	Three months ended June 30,
	2004	2003

PBM pharmacy network claims processed	2,338	3,426
Mail (adjusted) and specialty pharmacy prescriptions dispensed internally	922	717
Gross profit per Rx	$5.17	$4.65
Revenue per Rx	$47.28	$38.92

	Six months ended June 30,
	2004	2003

PBM pharmacy network claims processed	4,658	6,882
Mail (adjusted) and specialty pharmacy prescriptions dispensed internally	1,756	1,395
Gross profit per Rx	$5.27	$4.58
Revenue per Rx	$47.11	$39.07

MIM Corporation and Subsidiaries Consolidated Statement of Operations
Reconciliation Between Non-GAAP and GAAP Measures
(In thousands, except share amounts)

	For the Three Months Ended June 30, 2003

				Business
	As Reported	TennCare	Synagis	Restructuring	As Adjusted

Revenue
Specialty	$46,237	$-	$(1,885)	$-	$44,352
PBM/Mail	$114,993	$(33,274)	$-	$-	$81,719

Total Revenue	$161,230	$(33,274)	$(1,885)	$-	$126,071

Cost of Revenue
Specialty	$36,116	$-	$(1,761)	$-	$34,355
PBM/Mail	$105,839	$(30,479)	$-	$-	$75,360

Total Cost of Revenue	$141,955	$(30,479)	$(1,761)	$-	$109,715

Gross Profit
Specialty	$10,121	$-	$(124)	$-	$9,997
GP%	21.9%				22.5%
PBM/Mail	$9,153	$(2,795)	$-	$-	$6,359
GP%	8.0%				7.8%

Total Gross Profit	$19,275	$(2,795)	$(124)	$-	$16,356
GP%	12.0%	8.4%	6.6%		13.0%

Selling, general & administrative	$12,753	$-	$-	$(617)	$12,136
expenses
Amortization	$447	$-	$-	$-	$447

Income from Operations	$6,075	$(2,795)	$(124)	$617	$3,773

Interest Income (Expense)	$(215)	$-	$-	$-	$(215)

Income Before Taxes	$5,860	$(2,795)	$(124)	$617	$3,558

Taxes	$2,344	$(1,118)	$(49)	$247	$1,424
%	40.0%	40.0%	40.0%	40.0%	40.0%

Net Income	$3,516	$(1,677)	$(75)	$370	$2,134

Weighted average number of shares outstanding
Basic shares	21,969,005				21,969,005
Diluted shares	22,459,371				22,459,371

Earnings per share (basic)	$0.16				$0.10
Earnings per share (diluted)	$0.16				$0.10

MIM Corporation and Subsidiaries Consolidated Statement of Operations
Reconciliation Between Non-GAAP and GAAP Measures
(In thousands, except share amounts)

	For the Six Months Ended June 30, 2003

				Business
	As Reported	TennCare	Synagis	Restructuring	As Adjusted

Revenue
Specialty	$100,349	$-	$(13,731)	$-	$86,618
PBM/Mail	$223,032	$(67,817)	$-	$-	$155,215

Total Revenue	$323,381	$(67,817)	$(13,731)	$-	$241,833

Cost of Revenue
Specialty	$80,064	$-	$(12,825)	$-	$67,239
PBM/Mail	$205,441	$(62,214)	$-	$-	$143,227

Total Cost of Revenue	$285,505	$(62,241)	$(12,825)	$-	$210,466

Gross Profit
Specialty	$20,285	$-	$(906)	$-	$19,379
GP%	20.2%				22.4%
PBM/Mail	$17,591	$(5,603)	$-	$-	$11,988
GP%	7.9%				7.7%

Total Gross Profit	$37,876	$(5,603)	$(906)	$-	$31,367
GP%	11.7%	8.3%	6.6%		13.0%

Selling, general & administrative	$24,981	$-	$-	$(617)	$24,364
expenses
Amortization	$893	$-	$-	$-	$893

Income from Operations	$12,002	$(5,603)	$(906)	$617	$6,110

Interest Income (Expense)	$(467)	$-	$-	$-	$(467)

Income Before Taxes	$11,535	$(5,603)	$(906)	$617	$5,643

Taxes	$4,614	$(2,241)	$(363)	$247	$2,257
%	40.0%	40.0%	40.0%	40.0%	40.0%

Net Income	$6,921	$(3,362)	$(543)	$370	$3,386

Weighted average number of shares outstanding
Basic shares	22,262,718				22,262,718
Diluted shares	22,680,374				22,680,374

Earnings per share (basic)	$0.31				$0.15
Earnings per share (diluted)	$0.31				$0.15